UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 18, 2022

(Commission File No. 001-40505)

Ambrx Biopharma Inc.

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10975 Torrey Pines Road

La Jolla, California 92037, United States

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Strategic Reprioritization and Corporate Updates

On October 18, 2022, Ambrx Biopharma Inc. (the “Company”) issued a press release regarding its strategic reprioritization and other corporate updates, which is attached to this Form 6-K as Exhibit 99.1. The Company announced it no longer intends to directly pursue ARX788 as its lead clinical asset and, consequently, will pause development of Company-sponsored clinical trials involving ARX788 and seek development partners to further progress ARX788. The Company announced it will now prioritize the progression of ARX517 as its new lead asset, and will continue developing its clinical candidates ARX305 and ARX102 and its preclinical candidate ARX622. The Company has also announced it has paused the development of its preclinical candidate ARX822. In addition to its updated product candidate strategy, the Company plans to reduce its workforce by approximately 15% and expects its cash, cash equivalents, and marketable securities as of June 30, 2022, to fund operations into 2025.

The information contained in the section titled “Strategic Reprioritization and Corporate Updates” of this Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257264 and No. 333-264490) and Form F-3 (Registration No. 333-266404).

Corporate Presentation

On October 18, 2022, the Company will host a corporate update conference call and live webcast to discuss the Company’s strategic review of its development pipeline. The presentation is available through the Company’s website and a copy is attached to this Form 6-K as Exhibit 99.2.

The information contained in the section titled “Corporate Presentation” of this Form 6-K (including Exhibit 99.2) is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information shall not be deemed incorporated by reference into any other filing with the Securities and Exchange Commission made by the Company, whether made before or after today’s date, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific references in such filing.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press release, dated October 18, 2022.

99.2	Presentation for corporate update conference call and live webcast, dated October 18, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Ambrx Biopharma Inc.

By:	/s/ Kate Hermans
Name:	Kate Hermans
Title:	Interim Chief Executive Officer and President

Date: October 18, 2022